THE LAW OFFICE OF
RONALD N. VANCE, P.C.
Attorney at Law
1656 REUNION AVENUE
SUITE 250
SOUTH JORDAN, UTAH 84095

ALSO ADMITTED IN CALIFORNIA (INACTIVE)	TELEPHONE (801) 446-8802
FAX (801) 446-8803
EMAIL: ron@vancelaw.us

September 16, 2009

Chris White, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4628
100 F Street, NE
Washington, DC 20549

Re:	White Mountain Titanium Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 10, 2009
File No. 333-129347

Dear Mr. White:

We are in receipt of your comment letter dated September 3, 2009, addressed to White Mountain Titanium Corporation (the “Company”) in connection with the Company’s 2008 annual report on Form 10-K and its quarterly report on Form 10-Q for the quarter ended June 30, 2009.  As I mentioned in our telephone conference today, the Company is requesting an extension of the due date for the response to the items set forth in your letter until Friday, September 25, 2009.  The President and Chairman are traveling out of the country on business and I am required to be out of town on business until next Monday.  The Company’s Chief Financial Officer has met with the auditor to discuss the financial statement issues raised in your letter, particularly comment number 7 in regard to the presentation of the warrants issued by the Company, and is actively evaluating the nature of any changes to the financial statements.  The CFO reasonably believes that the evaluation can be completed and reviewed with management, and the responses filed, within the extended period.

Please feel free to contact me if further information is required.

Sincerely,

/s/ Ronald N. Vance

Attachment
cc:	Michael P. Kurtanjek, President
Brian Flower, Chairman
Charles E. Jenkins, CFO